Alta Equipment Group Inc.

13211 Merriman Road

Livonia, Michigan 48150

December 16, 2020

VIA EDGAR

Mr. Scott Anderegg

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:   Alta Equipment Group Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-251097)

Acceleration Request

Requested Date: Thursday, December 17, 2020

Requested Time: 4:30 p.m. Eastern Time

Dear Mr Anderegg:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Alta Equipment Group Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Washington D.C. time on December 17, 2020, or as soon thereafter as practicable.

Please call Jude Sullivan of Howard & Howard Attorneys PLLC at (312) 456-3646 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

ALTA EQUIPMENT GROUP INC.

By:	/s/ Ryan Greenawalt
Name:	Ryan Greenawalt
Title:	Chief Executive Officer

cc:                 Dean M. Colucci (Duane Morris LLP)